SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                             (Amendment No. 12)

                              MGM GRAND, INC.
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                       (Title of Class of Securities)

                                552953 10 1
                               (CUSIP Number)

                          Richard E. Sobelle, Esq.
                            Tracinda Corporation
                         150 Rodeo Drive, Suite 250
                      Beverly Hills, California 90212
                               (310) 271-0638
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 15, 1999
          (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box: o

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 4 Pages)



CUSIP No.  552953 10 1           13D                         Page 2 of 4 Pages
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(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kirk Kerkorian
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                      (a)   |X|
                                                      (b)   | |
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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS

      N/A
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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                                            | |
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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
                                          : (7)  SOLE VOTING POWER
                                          :
                                          :     36,005,122 shares
                                          :-----------------------------------
 NUMBER OF SHARES BENEFICIALLY            : (8)  SHARED VOTING POWER
 OWNED BY EACH REPORTING                  :      -0- shares
 PERSON WITH                              :-----------------------------------
                                          : (9)  SOLE DISPOSITIVE POWER
                                          :      36,005,122 shares
                                          :-----------------------------------
                                          :(10)  SHARED DISPOSITIVE POWER
                                          :
                                          :      -0- shares
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      36,005,122 shares
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES
                                                            |  |
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      63.3%
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(14)  TYPE OF REPORTING PERSON
      IN



CUSIP No.  552953 10 1           13D                      Page 3 of 4 Pages
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            This Amendment No. 12 amends and supplements the Statement on
Schedule 13D filed on August 20, 1991, as amended on June 8, 1992, on October 16, 1992, on February 22, 1994, on March 11, 1994, on November 20, 1995, on January 24, 1997, on September 25, 1997, on August 3, 1998, on August 21, 1998, on September 1, 1998, and on June 11, 1999 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of MGM Grand, Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation, a Nevada corporation ("Tracinda"), and Mr. Kirk Kerkorian. Capitalized terms used herein and not otherwise defined in this Amendment No. 12 shall have the meaning set forth in the Schedule 13D.

1. Item 4, "Purpose of Transaction"; Item 5, "Interest in Securities of the Issuer"; and Item 6, "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer", of the
      Schedule 13D are hereby amended to add the following information:

      In accordance with information previously included in the Schedule 13D and in the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on June 22, 1999, as amended and declared effective by the Commission (the "Registration Statement"), Mr. Kerkorian sold 2,000,000 shares of Common Stock owned directly by him on November 12, 1999. These shares were sold in open market transactions through a broker pursuant to a prospectus included in the Registration Statement. Such shares were sold at a price of $51.25 per share, for an aggregate sale price of $102,500,000 (before brokerage commissions).

      Currently, Mr. Kerkorian beneficially owns an aggregate of 36,005,122 shares of Common Stock, including 1,894,406 shares directly held by him. The 36,005,122 shares of Common Stock beneficially owned by Mr. Kerkorian represents approximately 63.3% of the Company's outstanding Common Stock, based on the number of shares outstanding as of November 5, 1999 as reported in the Company's Quarterly Report on Form 10-Q filed with the Commission on November 12, 1999. Mr. Kerkorian has sole voting and dispositive power with respect to the 36,005,122 shares of Common Stock beneficially owned by him.

      While Mr. Kerkorian has no present intention to sell additional shares of Common Stock at the current time, he may from time to time sell additional shares, based upon market conditions, pursuant to a prospectus included in the Registration Statement.

2. Except as specifically provided herein, this amendment does not modify any of the information previously reported on the Schedule 13D.


                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 1999

                                    TRACINDA CORPORATION


                                    By: /s/ Kirk Kerkorian
                                        _________________________
                                        Name:  Kirk Kerkorian
                                        Title: President


                                    /s/ Kirk Kerkorian
                                    _____________________________
                                    Kirk Kerkorian